SUPPLEMENT NO. 1
                               DATED JULY 29, 2002
                      TO THE PROSPECTUS DATED MAY 1, 2002
                        FOR THE TIAA REAL ESTATE ACCOUNT

THE FOLLOWING DESCRIBES RECENT PROPERTY TRANSACTIONS BY THE TIAA REAL ESTATE ACCOUNT (THE "ACCOUNT"). IT SUPPLEMENTS THE "DESCRIPTION OF PROPERTIES" SECTION OF THE PROSPECTUS. NONE OF THE PROPERTIES DESCRIBED BELOW IS SUBJECT TO A MORTGAGE. FURTHER, EXCEPT AS NOTED, THE EXPENSES FOR OPERATING THE PROPERTIES ARE EITHER BORNE OR REIMBURSED BY THE PROPERTY TENANTS, ALTHOUGH THE TERMS VARY UNDER EACH LEASE.

                                    PURCHASES

RETAIL PROPERTIES

THE FLORIDA MALL - ORLANDO, FL
MIAMI INTERNATIONAL MALL - MIAMI, FL
WEST TOWN MALL - KNOXVILLE, TN

On May 3, 2002 the Account purchased an interest of approximately 50% in three joint venture partnerships. Each partnership owns a regional mall. The malls are located in Orlando, Florida, Miami, Florida and Knoxville, Tennessee. The total equity investment for all three transactions was approximately $198.2 million. Simon Property Group owns the remaining interest in each joint venture. Each property is subject to an existing mortgage, which is an obligation of the joint venture. The Account's portion of the aggregate outstanding debt on the properties is approximately $198.6 million. The mortgages have fixed interest rates averaging 7.35%, and an overall loan to value ratio of 49%.

The Florida Mall, built in 1986 and expanded and renovated in 1999, currently has five department store anchors, Burdines, Dillard's, J.C. Penney, Saks Fifth Avenue, and Sears, and will have two more, Lord & Taylor and Nordstrom, upon completion of a current renovation. Once renovated, the mall will have approximately 1.6 million square feet of gross leaseable area. The total gross leasable area owned by the joint venture is 921,370 square feet, which includes J.C. Penney and Saks. Burdines, Dillard's, Lord & Taylor and Nordstrom each own their land and buildings. The mall is currently 94% occupied, and had mall store sales of $495 per square foot in 2001.

Miami International Mall was built in 1982 and renovated in 1998 and 2001. The mall has one million square feet of gross leasable area and four department store anchors: Burdines, Dillard's, J.C. Penney and Sears. The total gross leasable area owned by the joint venture is 290,299 square feet of mall store space. Each of the department stores owns their land and building. The mall is currently 97% occupied, and had mall store sales of $430 per square foot in 2001.

West Town Mall was built in 1972 and renovated and expanded in 1995. The mall has 1.3 million square feet of gross leasable area and five department store anchors: Dillard's, J.C. Penney, Parisian (a division of Saks), Proffitt's (a division of Saks) and Sears. The total gross leasable area owned by the joint venture is 761,357 square feet, which includes Parisian, Proffitt's and a Regal Cinema movie theater. Regal Cinema, which declared bankruptcy in October 2001, has emerged from bankruptcy and its lease was reaffirmed by the bankruptcy court in January 2002. Dillard's and J.C. Penney each own their land and buildings. In addition, the joint venture owns the land underneath Sears. The mall is currently 93% occupied and had mall store sales of $384 per square foot in 2001.

OFFICE PROPERTIES

THE FARRAGUT BUILDING - WASHINGTON, D.C.

On May 16, 2002, the Account purchased a twelve-story, Class A office building in Washington, D.C. for approximately $46.9 million. The Farragut Building, built in 1962 and substantially renovated in 2001, contains 146,792 net rentable square feet and is 95% leased. The two largest tenants are Thomas Harvey, LLP (15,471 square feet) and Blank, Rome, Comisky & McCauley, LLP (23,726 square feet). Rental rates average $36.30 per square foot, which is below the current average market rent for comparable properties. The property is in the Golden Triangle office submarket of Washington, D.C., which has approximately 30.7 million square feet, with a vacancy rate of 4.7%.

INDUSTRIAL PROPERTIES

DALLAS INDUSTRIAL PORTFOLIO - DALLAS, TX

On June 5, 2002, the Account purchased six warehouse buildings in four separate submarkets in Dallas, Texas for approximately $40.2 million. The buildings, developed from 1980 to 1995, contain a total of 1,154,855 rentable square feet and together are 96% leased. The three largest tenants are GameStop, Inc. (241,950 square feet), Midwest Air Technology (146,973 square feet) and Sales Support Services (85,002 square feet). Rental rates average $3.74 per square foot, slightly above the average market rent for comparable properties. Two properties, representing 40% of the portfolio, are located in the Northwest Dallas Industrial submarket, which has approximately 38.8 million square feet with a vacancy rate of 15.9%. Two other properties, representing 31% of the portfolio, are located in the Southwest Industrial submarket, which has approximately 47.9 million square feet with a vacancy of 13%. One of the properties is located in the Dallas Forth Worth/Airport Industrial submarket which has 21.8 million with vacancy rate of 22.7%. The sixth property is located in Northeast Dallas Industrial submarket, which has approximately 34.6 million square feet with a vacancy rate of 10.8%.

                                      SALES

THE FOLLOWING DESCRIBES A RECENT PROPERTY SALE BY THE ACCOUNT. WHEN REVIEWING THIS INFORMATION, IT IS IMPORTANT TO KEEP IN MIND THAT ANY CHANGES IN THE VALUATION OF THE PROPERTY SINCE IT WAS PURCHASED HAVE BEEN REFLECTED IN THE ACCOUNT'S DAILY UNIT VALUE OVER THE PERIOD THE ACCOUNT OWNED THE PROPERTY.

ARAPAHOE PARK EAST - BOULDER, CO

On April 30, 2002, the Account sold one research and development property in Boulder, Colorado for approximately $12.3 million. The property was purchased in October 1996 for an original purchase price of $9.9 million.


[TIAA CREF LOGO]                                             CREF/RE Supp-1 8/02